07022992

Rule 12g3-2(b) File No. ~~82-5190~~

082-34643

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

SEC MAIL PROCESSING SECTION
RECEIVED
APR 2 6 2007
WASH. D.C.
185

Date April 24, 2007
Contact Martina C. Schuler

SUPPL

Unaxis Holding
~~OC Oerlikon Corporation AG~~, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i.A. Martina C. Schuler

Corporate Communications

PROCESSED
MAY 0 3 2007
THOMSON
FINANCIAL

Enclosure

- **Oerlikon with double-figure growth in sales and profit in the first quarter of 2007**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@oerlikon.com
www.oerlikon.com

dlw 5/1

Oerlikon with double-figure growth in sales and profit in the first quarter of 2007

- Sales increase in the first quarter of 2007 by 20 percent from CHF 1029 million to CHF 1230 million compared to the same period of the previous year
- EBIT reaches CHF 93 million with an increase of 13 percent – corresponding to an EBIT margin of 8 percent
- Income from the solar order of API not included in the quarterly results
- Order intake for Oerlikon Saurer Textile reaches CHF 919 million (increase of 29 percent over Q1/2006)
- First quarter lies within the target corridor for the 2007 fiscal year

Key figures for the Oerlikon Group as at 31.03.2007

in CHF million	**Q1/2007**	**Q1/2006***	**Change**
Order intake	1,354	1,238	9%
Orders on hand	1,687	1,187	42%
Sales	1,230	1,029	20%
EBIT	93	82	13%

* Pro-forma presentation: The Saurer Group is not legally consolidated until 01.11.2006 but for better comparability is included in the Group figures for the first quarter of 2006.

Pfäffikon SZ, 24 April 2007 **– The key figures for the Oerlikon Group in 2007 for the first quarter show a continuation in organic growth, with a sales increase of 20 percent. On account of its technological leadership, continuous expansion of its Services business, and the positive development in the solar sector even without the API order the Oerlikon Balzers Coating segment achieved an increase of 30 percent. The new Oerlikon segments Saurer Textile and Graziano Drive Systems too achieved pleasing figures in the first quarter of 2007, with a growth rates of 32 percent (Textile) and 21 percent (Drive Systems). The EBIT was CHF 93 million, corresponding to an EBIT margin of 8 percent. "These figures mean we have confirmed the goal for the 2007 fiscal year of reaching sales of CHF 5 billion with an EBIT of CHF 500 million", said Georg Stumpf, Chairman of the Board of Directors.**

Sales by the Group rose in a quarterly comparison of all segments in the first three months of 2007 by 20 percent, from CHF 1,029 million to CHF 1,230 million. The Group's order intake increased by 9 percent, from CHF 1,238 million to CHF 1,354 million. Orders in hand grew by 42 percent, from CHF 1,187 million to CHF 1,687 million. The EBIT in the first quarter of 2007 grew by 13 percent from CHF 82 million to

 CHF 93 million. It should be noted that the proportional income from the major order from API, Offenbach, for Oerlikon Solar, have not been booked in the quarterly results. It is expected that, in the second quarter, these additionally will flow into half-year results. The EBIT of the first quarter of 2007 does not include revenues from financial investments. The profit was reduced by one-off expenses for the integration of Saurer AG.

Consideration of the individual segments predominately shows positive results, above all in the areas of business with the highest turnover. Oerlikon Balzers Coating showed itself in good shape with sales growth of 30 percent, from CHF 159 million to CHF 206 million, which was chiefly generated by Oerlikon Solar and Oerlikon Balzers Coating, Services. Solar business continued to develop at a strong pace; demand for the leading Oerlikon thin film technology remains high. The coating services business was again able to grow in double figures, and consequently make further inroads into the market. The course of business was unsatisfactory in the sub-sectors data storage and wafer processing, where declines in sales were recorded on account of the market weakness.

Oerlikon Leybold Vacuum continued its trend towards success in the first quarter with a plus in sales of 10 percent to CHF 115 million. The development of Oerlikon Saurer Textile as well as Oerlikon Graziano Drive Systems, both of which developed above average for the market, also turned out positively with growth in sales of 32 percent and 21 percent, and achieved sales of CHF 564 million and CHF 270 million for the first quarter in 2007. Oerlikon Saurer Textile's order intake also turned out high in the first quarter of 2007 and managed growth of 26 percent, rising to CHF 652 million.
The Oerlikon Components segment had to accept a decline in sales of 33 percent to CHF 75 million, which reflects the current weakness in the semiconductor market. An order intake increasing by 17% from CHF 112 million to CHF 131 million as well as orders on hand increasing by 19 percent from CHF 250 million does however indicate a turnaround in this sector. "The overall figures consequently endorse our strategy of building up a diversified company group in order to level out market cycles", said CEO Thomas Limberger.

Regional expansion and establishment of the Oerlikon Group was pushed ahead during the first quarter of 2007. A second coating center was opened in Poland, Oerlikon

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

 Leybold Vacuum made a start on preparations for expanding its production capacities in China, Oerlikon Fairfield Drive Systems expanded its capacity in India and China and is at present gearing up production of the innovative "torque hub" transmission at the Czech factory. The factory newly constructed last year by Oerlikon Saurer Textile in Suzhou, China, started up production and is in a position to supply other Asian markets directly, such as Vietnam, since the first quarter of 2007.

The integration into the Oerlikon Group of the former Saurer business units is also making progress. A decision was taken during the first quarter for a coating center to be constructed by Oerlikon Balzers Coating in the Chinese textile production site in Suzhou – a first step in jointly using, and wherever possible consolidating, worldwide locations. Oerlikon Leybold Vacuum started collaboration with Oerlikon Schlafhorst to benefit from know-how in the field of drives with magnetic bearings. The same applies to Oerlikon Graziano Drive Systems and Oerlikon Balzers Coating, which are developing the potential of coating processes for transmission technology. The organizational merger of Group divisions through standardized processes, common IT systems, harmonized purchasing as well as integrated personnel management is running according to plan. Based on uniform brand architecture, the rebranding of the Saurer business units was started.

Outlook

The Oerlikon Group has re-affirmed its course for growth with the results in the first quarter of 2007. "Against the background of a stable to positive economic situation in the most important markets, we are convinced we will meet our targets for the year as a whole with technologically leading products as well as numerous innovations that will be brought to market-readiness during the course of the year", said President of the Board Georg Stumpf.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

Development in the segments

Oerlikon Balzers Coating

The Oerlikon Balzers Coating segment reports sales growth of 30 percent to CHF 206 million in the first quarter of 2007. Order intake fell by 33 percent from CHF 272 million to CHF 183 million.

Oerlikon Balzers Coating, Services continued its strong growth in the first quarter of 2007, thereby once again outstripping the average for the market. This growth resulted in part from ongoing expansion – a further coating center was opened in Poland, for example – but new technological developments also generated higher sales. With the pioneering P3e™ technology now under test with all of the leading tool manufacturers, Oerlikon Balzers Coating, Services has now started to substitute the "chemical vapor deposition" process and with this technology has a further unique technological selling point on the market. The first coating plants ("Innova") have already been successfully put into operation, among others at the Japanese Hitachi Group. As another future market, carbon coatings are increasingly becoming an integrated design element in the development of modern high-performance engine parts. Several projects for high-volume components in the automotive industry are on the verge of completion.

Oerlikon Solar is enjoying continued rapid development. Through the acquisition of the German laser technology provider SiLas, which is integrated into the organization of Oerlikon Optics, the technological know-how and availability for the important process stage of laser scribing has been secured for the long term. The first production plant for thin film silicon solar modules was installed at the German company ErSol Thin Film in Erfurt and is about to start production. All tests under real production conditions show that the performance of the plant is substantially above the customer's expectations. Oerlikon Solar has therefore demonstrated that its process has now reached industrial maturity and will significantly enhance its market position. Demand for the leading Oerlikon thin film solar technology remains at a high level, so that strong growth results can again be expected for the current year.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

The Oerlikon Balzers Coating, Systems business unit – consisting of the former Wafer Processing and Data Storage business units – is in an exceptionally good technological position. Oerlikon offers the leading products in the market segments optical storage media, hard disks, photomask etching systems and wafer coatings. The markets are currently still in a state of transition – particularly in relation to optical storage media – as they move towards new higher performance formats such (Blu-ray, HD DVD), so business is therefore held back by users' reluctance to invest.

Oerlikon Leybold Vacuum

The first quarter of 2007 in the Oerlikon Leybold Vacuum segment seamlessly continued the outstanding trading pattern of 2006. Sales rose by 10 percent compared to the first quarter of 2006, to CHF 115 million and were therefore once again well above the general growth of the market. Order intake rose by 5 percent to CHF 118 million, orders on hand by 21 percent to CHF 63 million. As a result, both order intake and sales were well above expectations. The expansion of further production lines in China is proceeding well.

Thanks to recent political initiatives in Europe in the area of climate control, the decline in the semiconductor market predicted for the first half year failed to materialize because demand for wafers was supported by the solar industry; market growth in the thin film and crystal growing segments was therefore extended for the longer term. Despite the intensifying price competition, Oerlikon Leybold Vacuum sees itself in a good position and is benefiting from the growing market of the process industry. The successful completion of a project in Nan Ya (Taiwan) in the fiercely contested Asian market confirms the trend.

The product offensive started in the last quarter of 2006 with the shipment of the new platform for turbomolecular pumps (MAG W 300) continued in the first quarter of 2007. All in all, more than ten new pump systems will be brought to production readiness and introduced to the market in the 2007 fiscal year. Not least because of this, the positive business development is expected to continue in the current year. The stronger focus

 on the Solution & Services business is also showing continuing positive results. Oerlikon Leybold Vacuum has closed further contracts with respected customers.

Oerlikon Saurer Textile

The business trends of Oerlikon Saurer Textile were extremely pleasing in the first quarter of 2007. Sales rose by 32 percent compared with the pro-forma figures, from CHF 429 million to CHF 564 million. The order intake grew by 26 percent from CHF 518 million to CHF 652 million in the first quarter of 2007. Orders in hand again reached a record value, with a growth rate of 29 percent, and at the end of the first quarter of 2007 was CHF 919 million.

With technologically leading products, Oerlikon Saurer Textile made further inroads into the market, especially in the staple fiber segment with spooling machines and rotor spinning machines. In China, the new generation of FK6 machines recorded a high intake of new orders; in addition, the Sunrise winder and the EVO-QUENCH system were successfully introduced. Numerous new orders were booked for the APEX tire cord machine, too. The COCOON texturing machine continued its success and was successfully launched in, among others, the South American market (El Salvador).

Asia remains the primary driver of the strong growth as previously and, with a sales share of 56 percent, represents the most important region for Oerlikon Saurer Textile. The new plant in China's Suzhou continues to introduce substantial increases in production output and is also enjoying success with the export of texturing machines to Vietnam. Growth remains strong in the market in India, Pakistan and Indonesia, where a state subsidy program is providing an additional stimulus. India is to dramatically modernize and expand its industry textile in future through the extension of the Textile Upgradation Fund Scheme (TUFS). Vietnam is recording leaps in exports to the USA, especially in segments in which China is subject to quotas; in Bangladesh, growth in the cotton segment continues.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

The steady, good state of the leading textile markets with the announced extension of state subsidies for investments in India and Turkey, as well as the increasing effect of the Saurer growth program mean excellent prospects for the current fiscal year.

Oerlikon Graziano Drive Systems

The consolidated key figures for Oerlikon Graziano Drive Systems show sales growth of 21 percent for the first three months of the current year, taking revenues from CHF 224 million to CHF 270 million. Oerlikon Graziano Drive Systems is therefore developing in line with forecasts while Oerlikon Fairfield Drive Systems even outstripped expectations for the first quarter of 2007. Supported by promising new developments, further advances in order generation and new customer acquisition were recorded in the non-American market. The progressing integration of the two companies contributed to successful realization of the first joint customer projects.

At Oerlikon Graziano Drive Systems, production of the transmission for the Aston Martin V8 Vantage and for the manual and automatic gearboxes for the new AUDI R8 turned out to the company's complete satisfaction. Production of the rear differentials for the Maserati Quattroporte Automatica is also going to plan.

Development at Oerlikon Fairfield Drive Systems was particularly pleasing. Supported by the build-up and development of the new production units in India and China, growth potential in the promising Asian region is further increasing. The establishment of "torque hub" production in the Czech Republic, too, is making good progress. Significant contracts with respected companies such as FAL, John Deer and Tata underline the positive business development.

For the current year, Oerlikon Fairfield Drive Systems expects the positive trend of the first months to continue. The high-performance cars and all-wheel drive segments, for example, are gaining in importance. In the agricultural vehicles segment, the market is stable, while trading remains strong in rail, construction machines and mining.

Oerlikon Components

The Oerlikon Components segment including Assembly Equipment (AE) achieved sales amounting to CHF 75 million in the first quarter, which corresponds to a 33 percent decline. The reason behind this development is the current weakness in the worldwide semiconductor market. However, the 17 percent growth in order intake, taking the total from CHF 112 million to CHF 131 million, together with the 19 percent growth in orders on hand, from CHF 210 million to CHF 250 million, already indicate a turnaround.

The positive trend at Oerlikon Space from the fourth quarter of 2006 continues. Sales and order intake have exceeded expectations. Through the successful launch of a further Ariane 5 rocket (11 March 2007) with a payload of two telecommunications satellites, global market leadership in this segment was further consolidated. The signing of an agreement by the European Space Organisation (ESA) with the industry has made Oerlikon Space an important technology supplier of the European satellite platform program "Small GEO". As a core team member, Oerlikon Space therefore plays a leading part in the development and use of a new European communications satellite platform and is responsible for its structure and mechanisms. In addition, Oerlikon Space has succeeded in securing major involvements in the future ESA missions Exomars (European Mars mission) and Dexarm (development of new robotic systems for supporting manned spaceflight).

Oerlikon Optics fell short of expectations in the first quarter. The declining market in conventional projection systems together with the continuing dramatic fall in prices resulted in drops in sales. However the trend was partially offset by the numerous new product developments in the Advanced Components segment such as components for optical sensors. The processes of restructuring and technological reorientation started in the past few months should begin to take effect from the second half of the year. Know-how in laser technology has been expanded with the acquisition of the German laser technology provider SiLas and the further integration of Exitech. Along with the holding in Novalux (USA), which is developing innovative laser-based light sources, the existing field of laser expertise is expanding within Oerlikon. A first reference development in the form of the Oerlikon Laser Module (OLM™3000) for laser TV applications will shortly be presented and shipped to customers.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

 In line with expectations, the weaker growth of Oerlikon Assembly Equipment in the fourth quarter of 2006 continued in the first quarter of 2007. The reasons for the fall in sales, besides slower market development, were seasonal effects in important core markets (Chinese New Year). The award of "Best Equipment Supplier" in the semiconductor equipment market in China, which is bestowed by the respected VLSI Research Inc. on the basis of customer surveys, along with other customer-specific awards show the excellent positioning and market position. A significant increase in growth is expected for the second half of the year.

This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected or projected. Rounding-off differences may lead to apparent discrepancies in the published figures.

For further information please contact:
Burkhard Böndel
Corporate Communications
Phone +41 58 360 96 05
Fax +41 58 360 91 93
pr@oerlikon.com
www.oerlikon.com

Frank Heffter
Investor Relations
Phone +41 58 360 96 22
Fax +41 58 360 91 93
ir@oerlikon.com
www.oerlikon.com

Oerlikon (SWX: OERL) is among the world's most successful industrial high-tech companies focusing on machine and systems engineering. Oerlikon stands for leading industrial solutions and cutting-edge technology in textile production, thin film coating, propulsion, precision and vacuum technology. As a company with Swiss roots and a 100-year tradition, Oerlikon, with CHF 4.8 billion in sales, over 19,000 employees at 170 locations in 35 countries, has evolved into a global player today. The group is ranked first or second in each of its respective markets. Oerlikon's share price trebled in 2006 and its market capitalization exceeded the CHF 8.5 billion mark, which led to the company's inclusion in the European STOXX 600 index. Oerlikon was the best performing stock of the year 2006.*

Key figures as per 31.03.2007

Oerlikon Group

in CHF million	Q1/2007	Q1/2006*	Change
Order intake	1,354	1,238	9%
Orders on hand	1,687	1,187	42%
Sales	1,230	1,029	20%
EBIT	93	82	13%

Oerlikon Balzers Coating

in CHF million	Q1/2007	Q1/2006	Change
Order intake	183	272	-33%
Orders on hand	455	214	113%
Sales	206	159	30%

Oerlikon Leybold Vacuum

in CHF million	Q1/2007	Q1/2006	Change
Order intake	118	112	5%
Orders on hand	63	52	21%
Sales	115	105	10%

Oerlikon Saurer Textile

in CHF million	Q1/2007	Q1/2006*	Change
Order intake	652	518	26%
Orders on hand	919	711	29%
Sales	564	429	32%

Oerlikon Graziano Drive Systems

in CHF million	Q1/2007	Q1/2006*	Change
Order intake	270	224	21%
Orders on hand	-	-	-
Sales	270	224	21%

Oerlikon Components

in CHF million	Q1/2007	Q1/2006	Change
Order intake	131	112	17%
Orders on hand	250	210	19%
Sales	75	112	-33%

* Pro-forma presentation: The Saurer Group is not legally consolidated until 01.11.2006 but for better comparability is included in the Group figures for the first quarter of 2006.

END

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com